UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Regal Entertainment Group
(Name of Issuer)

Class A Common Stock, $0.001 par value per share
(Title of Class of Securities)

758766109
(CUSIP Number)

GSCP Recovery, Inc.
c/o GSC Partners
500 Campus Drive, Suite 220
Florham Park, New Jersey 07932
Attn: Matthew C. Kaufman
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

July 7, 2003
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement of Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

NOTE: Schedules filed in paper format shall include a signed original five copies of the Schedule, including all exhibits. See Section 240.13d-7 for other parties to who copies are to be sent.

The information required on this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

(Continued on following pages)

SCHEDULE 13D

CUSIP No.: 758766109	Page 2 of 26

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GSCP Recovery, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [ ] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 11,674,685 0 11,674,685

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,674,685

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.2%

14	TYPE OF REPORTING PERSON* CO

SCHEDULE 13D

CUSIP No.: 758766109	Page 3 of 26

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GSCP (NJ), Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [ ] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 11,674,685 0 11,674,685

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,674,685

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.2%

14	TYPE OF REPORTING PERSON* CO

SCHEDULE 13D

CUSIP No.: 758766109	Page 4 of 26

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GSCP (NJ), L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [ ] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 11,674,685 0 11,674,685

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,674,685

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.2%

14	TYPE OF REPORTING PERSON* PN

SCHEDULE 13D

CUSIP No.: 758766109	Page 5 of 26

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Greenwich Street Investments II, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [ ] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 11,674,685 0 11,674,685

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,674,685

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.2%

14	TYPE OF REPORTING PERSON* OO

SCHEDULE 13D

CUSIP No.: 758766109	Page 6 of 26

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Greenwich Street Capital Partners II, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [ ] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 11,674,685 0 11,674,685

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,674,685

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.2%

14	TYPE OF REPORTING PERSON* PN

SCHEDULE 13D

CUSIP No.: 758766109	Page 7 of 26

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GSCP Offshore Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [ ] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 11,674,685 0 11,674,685

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,674,685

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.2%

14	TYPE OF REPORTING PERSON* PN

SCHEDULE 13D

CUSIP No.: 758766109	Page 8 of 26

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Greenwich Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [ ] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 11,674,685 0 11,674,685

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,674,685

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.2%

14	TYPE OF REPORTING PERSON* PN

SCHEDULE 13D

CUSIP No.: 758766109	Page 9 of 26

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Greenwich Street Employees Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [ ] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 11,674,685 0 11,674,685

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,674,685

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.2%

14	TYPE OF REPORTING PERSON* PN

SCHEDULE 13D

CUSIP No.: 758766109	Page 10 of 26

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON TRV Executive Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [ ] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 11,674,685 0 11,674,685

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,674,685

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.2%

14	TYPE OF REPORTING PERSON* PN

SCHEDULE 13D

CUSIP No.: 758766109	Page 11 of 26

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Keith W. Abell

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [ ] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 11,674,685 0 11,674,685

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,674,685

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.2%

14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D

CUSIP No.: 758766109	Page 12 of 26

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Alfred C. Eckert III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [ ] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	65,000 11,674,685 65,000 11,674,685

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,739,685

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.3%

14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D

CUSIP No.: 758766109	Page 13 of 26

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Robert A. Hamwee

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [ ] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 11,674,685 0 11,674,685

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,674,685

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.2%

14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D

CUSIP No.: 758766109	Page 14 of 26

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Richard M. Hayden

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [ ] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 11,674,685 0 11,674,685

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,674,685

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.2%

14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D

CUSIP No.: 758766109	Page 15 of 26

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Thomas V. Inglesby

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [ ] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 11,674,685 0 11,674,685

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,674,685

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.2%

14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D

CUSIP No.: 758766109	Page 16 of 26

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Matthew C. Kaufman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [ ] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 11,674,685 0 11,674,685

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,674,685

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.2%

14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D

CUSIP No.: 758766109	Page 17 of 26

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sanjay H. Patel

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [ ] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 11,674,685 0 11,674,685

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,674,685

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.2%

14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D

CUSIP No.: 758766109	Page 18 of 26

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Christine K. Vanden Beukel

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [ ] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 11,674,685 0 11,674,685

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,674,685

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.2%

14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D

CUSIP No.: 758766109	Page 19 of 26

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Andrew Wagner

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [ ] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 11,674,685 0 11,674,685

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,674,685

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.2%

14	TYPE OF REPORTING PERSON* IN

           This Schedule 13D is being filed pursuant to Rule 13d-1(a)(1) of Regulation 13D-G of the General Rules and Regulations under the Exchange Act, on behalf of GSCP Recovery, Inc., GSCP (NJ), Inc., GSCP (NJ), L.P., Greenwich Street Capital Partners II, L.P., Greenwich Street Investments II, L.L.C., GSCP Offshore Fund, L.P., Greenwich Street Employees Fund, L.P., Greenwich Fund, L.P., TRV Executive Fund, L.P., Keith W. Abell, Alfred C. Eckert III, Robert A. Hamwee, Richard M. Hayden, Thomas V. Inglesby, Matthew C. Kaufman, Sanjay H. Patel, Christine K. Vanden Beukel and Andrew Wagner (collectively, the "Reporting Persons") to report each Reporting Person's beneficial ownership of greater than five percent (5%) of the Class A common stock, par value $0.001 per share (the "Common Stock"), of Regal Entertainment Group (the "Issuer") as a result of the acquisition by GSCP Recovery, Inc. of an aggregate of 2,451,441 shares of Common Stock pursuant to the Issuer's exercise of an option to issue to GSCP Recovery, Inc. shares of Common Stock in lieu of a cash dividend.

ITEM 1.  SECURITY AND ISSUER.

           This Statement on Schedule 13D (the “Schedule 13D”) relates to the Common Stock of the Issuer, a Delaware corporation. The Issuer's principal executive offices are located at 9110 East Nichols Avenue, Suite 200, Centennial, Colorado, 80112.

ITEM 2.  IDENTITY AND BACKGROUND.

(a)	See Cover Pages, Item 1.

(b)	The business addresses of each Reporting Person is as follows:

GSCP (NJ), Inc.
Greenwich Street Capital Partners II, L.P.
GSCP Offshore Fund, L.P.
Greenwich Street Employees Fund, L.P.
Greenwich Fund, L.P.
TRV Executive Fund, L.P.
Greenwich Street Investments II, L.L.C.
GSCP (NJ), L.P.
500 Campus Drive, Suite 220
Florham Park, New Jersey 07932

GSCP Recovery, Inc.
Keith W. Abell
Alfred C. Eckert III
Robert A. Hamwee
Richard M. Hayden
Thomas V. Inglesby
Matthew C. Kaufman
Sanjay H. Patel
Christine K. Vanden Beukel
Andrew Wagner
c/o GSC Partners
500 Campus Drive, Suite 220
Florham Park, New Jersey 07932

(c)	The principal business or occupation of each Reporting Person is as follows:

           Greenwich Street Capital Partners II, L.P., Greenwich Fund, L.P., Greenwich Street Employees Fund, L.P. and TRV Executive Fund, L.P. are Delaware limited partnerships which make investments for long-term appreciation. GSCP Offshore Fund, L.P. is a Cayman Islands exempted limited partnership which makes investments for long-term appreciation. GSCP Recovery, Inc. is a Cayman Islands corporation which makes investments for long-term appreciation. Greenwich Street Investments II, L.L.C. is the general partner of Greenwich Street Capital Partners II, L.P., GSCP Offshore Fund, L.P., Greenwich Street Employees Fund, L.P., Greenwich Fund, L.P. and TRV Executive Fund, L.P., which collectively own all of the outstanding capital stock of GSCP Recovery, Inc. GSCP (NJ), L.P. is the manager of Greenwich Street Capital Partners II, L.P., GSCP Offshore Fund, L.P., Greenwich Fund, L.P., Greenwich Street Employees Fund, L.P. and TRV Executive Fund, L.P. GSCP (NJ), Inc. is the general partner of GSCP (NJ), L.P.

           Each of Mr. Abell, Mr. Eckert III, Mr. Hamwee, Mr. Hayden, Mr. Inglesby, Mr. Kaufman, Mr. Patel, Ms. Vanden Beukel and Mr. Wagner is a managing director, executive officer and shareholder of GSCP (NJ), Inc. and a limited partner of GSCP (NJ), L.P. Mr. Eckert is also a director of the Issuer.

           (d) and (e)   During the past five (5) years, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws.

(f)	See Cover Pages, Item 6.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS.

           The 2,451,441 shares of Common Stock were issued to GSCP Recovery, Inc. by the Issuer pursuant to the Issuer’s exercise, on July 7, 2003, of an option granted to the Issuer by GSCP Recovery, Inc. by agreement dated June 30, 2003 (the “Option Agreement”) to issue to GSCP Recovery, Inc. shares of Common Stock in lieu of paying it a cash dividend in the amount of $5.05 per share of Common Stock, or an aggregate of $46,577,382.

ITEM 4.  PURPOSE OF TRANSACTION.

          The Reporting Persons acquired the shares of Common Stock pursuant to the Option Agreement. As of the date of this Schedule 13D, none of the Reporting Persons has any plans or proposals which relate to or would result in any of the actions set forth in parts (a) through (j) of Item 4, except as disclosed herein and except that the Reporting Persons or their affiliates may, from time to time or at any time, subject to market conditions and other factors, purchase additional shares of Common Stock in the open market, in privately negotiated transactions or otherwise, or sell at any time all or a portion of the shares of Common Stock now owned or hereafter acquired by them to one or more purchasers.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

           (a)  See Cover Page 2, Items 11 and 13. GSCP Recovery, Inc. is the direct beneficial owner of 11,674,685 shares ( 22.2%) of Common Stock.

           See Cover Page 12, Items 11 and 13. Alfred C. Eckert III is the direct beneficial owner of 65,000 shares (less than 1%) of Common Stock. As a result of his relationship to GSCP Recovery, Inc., he may be deemed to be the beneficial owner of 11,739,685 shares of Common Stock.

           See Cover Pages 3-11 and 13-19, Items 11 and 13. Each of GSCP (NJ), Inc., Greenwich Street Capital Partners II, L.P., GSCP Offshore Fund, L.P., Greenwich Street Employees Fund, L.P., Greenwich Fund, L.P., TRV Executive Fund, L.P., Greenwich Street Investments II, L.L.C., GSCP (NJ), L.P., Keith W. Abell, Robert A. Hamwee, Richard M. Hayden, Thomas V. Inglesby, Matthew C. Kaufman, Sanjay H. Patel, Christine K. Vanden Beukel and Andrew Wagner is the direct beneficial owner of no shares of Common Stock. However, as a result of each of their relationships with GSCP Recovery, Inc., each may be deemed to be the beneficial owner of 11,674,685 shares of Common Stock.

           The aggregate percentage of shares of Common Stock reported in Item 13 of the Cover Pages is based upon the 52,568,325 shares of Common Stock outstanding as of July 7, 2003, as reported to the Reporting Persons by the Issuer.

           Each of the Reporting Persons disclaims beneficial ownership of the Common Stock beneficially owned by the other Reporting Persons except to the extent of each Reporting Person’s pecuniary interest in the Issuer’s Common Stock.

           (b)  See Cover Pages, Items 7 through 10. Each Reporting Person may be deemed to have shared power to vote and shared power to dispose of the shares of Common Stock.

           (c)  Except as described in Item 3, none of the Reporting Persons has, during the past 60 days, engaged in any transactions in the Common Stock.

           (d)  Not applicable.

           (e)  Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

           Lock-Up Agreement

           The Option Agreement contained a Lock-Up Agreement provision whereby GSCP Recovery, Inc. agreed that from the date of the Option Agreement and until the first business day after the first anniversary of the closing date (July 9, 2003) of the issuance of shares of Common Stock pursuant to the Option Agreement, GSCP Recovery, Inc. will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any of the Common Stock issued to it pursuant to the Option Agreement, enter into a transaction that would have the same effect, or enter into any short sale, swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of the Common Stock, whether any such aforementioned transaction is to be settled by delivery of the Common Stock, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any such transaction, short sale, swap, hedge or other arrangement, without, in each case, the prior written consent of the Issuer. The restrictions under the Lock-Up Agreement shall terminate automatically in the event that the average closing sales price of the Common Stock on the New York Stock Exchange for five (5) consecutive trading days exceeds $30.00 per share (as adjusted for stock splits, stock dividends and recapitalizations). The Common Stock owned by GSCP Recovery, Inc. prior to the Issuer's issuance of shares under the Option Agreement, as well as any after-acquired shares, are not subject to the restrictions under the Lock-Up Agreement provision.

           Regal Stockholders' Agreement

           On March 8, 2002 the Issuer and some of its stockholders, including GSCP Recovery, Inc., entered into an agreement (the "Original Agreement") providing for certain rights and obligations among the stockholders. The agreement was subsequently amended on May 14, 2002 and preserved the registration and piggyback rights under the Original Agreement.

Registration Rights on Secondary Offerings. After the six-month period following the Issuer's initial public offering, The Anschutz Corporation or any Anschutz Affiliate or Oaktree Capital Management, LLC or any Oaktree Affiliate could require the Issuer to register all or a portion of the shares of Common Stock then held or underlying shares of Class B common stock then held by such stockholder, provided that such requests cover the registration of Common Stock with an anticipated aggregate offering price of at least $25,000,000. Within thirty (30) days after receipt by the Issuer of such request, the Issuer shall promptly give written notice to all other stockholders party to the Stockholders' Agreement of the proposed demand registration, and such other stockholders shall have the right to join in such proposed registration and sale. The Issuer shall not be required to effect a demand registration if (i) the Issuer receives such request for registration within one hundred twenty (120) days preceding the anticipated effective date of a proposed underwritten public offering of securities of the Issuer approved by the Issuer's board of directors prior to the Issuer's receipt of such request; (ii) within twelve (12) months prior to any such request for registration, a registration of securities of the Issuer has been effected in which the stockholders had the right to participate; or (iii) the board of directors of the Issuer reasonably determines in good faith that effecting such a demand registration at such time would have a material adverse effect upon a proposed sale of all (or substantially all) the assets of the Issuer, or a merger, reorganization, recapitalization, or similar transaction materially affecting the capital structure or equity ownership of the Issuer; provided, however, that the Issuer may only delay a demand registration for a period not exceeding six (6) months (or until such earlier time as such transaction is consummated or no longer proposed).

Piggyback Rights on Original Issuance Offerings. If at any time or times after the effective date of the Stockholders' Agreement the Issuer proposes to make a registered public offering of any of its equity securities (whether to be sold by it or by one or more third parties), other than (a) the Issuer's initial public offering, (b) an offering pursuant to a demand registration described above or (c) an offering registered on Form S-8, Form S-4, or comparable forms, the Issuer shall, not less than ten (10) business days prior to the proposed filing date of the registration form, give written notice of the proposed registration to each stockholder party to the Stockholders' Agreement, and at the written request of any such stockholder delivered to the Issuer within five (5) business days after the receipt of such notice, shall include in such registration and offering, and in any underwriting of such offering, all shares of Common Stock as may have been designated in such stockholder's request.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

           Description

1.	Option to Issue Shares Agreement, dated June 30, 2003, between the Issuer and GSCP Recovery, Inc.

2.	Letter, dated July 7, 2003, from the Issuer to GSCP Recovery, Inc. giving notice of Issuer's exercise of the option to issue 2,451,441 shares of Common Stock.

3.	Stockholders' Agreement, dated March 8, 2002 between Regal Entertainment Group and certain of its stockholders.*

4.	Joint Filing Agreement, dated July 29, 2003, by and among the Reporting Persons.

* Incorporated by reference to the filing on Form S-1 filed by the Issuer on March 11, 2002 with the Securities and Exchange Commission.

SIGNATURE

           After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  July 29, 2003

GSCP RECOVERY, INC. By: /s/ Matthew C. Kaufman Name: Matthew C. Kaufman Title: Managing Director

GSCP (NJ), L.P. By: GSCP (NJ), Inc., its general partner By: /s/ Matthew C. Kaufman Name: Matthew C. Kaufman Title: Managing Director

GSCP (NJ), INC. By: GSCP (NJ) Holdings, L.P., its sole member By: /s/ Matthew C. Kaufman Name: Matthew C. Kaufman Title: Managing Director

GREENWICH STREET INVESTMENTS II, L.L.C. By: /s/ Matthew C. Kaufman Name: Matthew C. Kaufman Title: Managing Director

GREENWICH STREET CAPITAL PARTNERS II, L.P.
GSCP OFFSHORE FUND, L.P.
GREENWICH FUND, L.P.
GREENWICH STREET EMPLOYEES FUND, L.P.
TRV EXECUTIVE FUND, L.P.

By:       Greenwich Street Investments II, L.L.C.,
             its general partner

By: /s/ Matthew C. Kaufman
      Name:  Matthew C. Kaufman
Title: Managing Director

Keith W. Abell, Alfred C. Eckert III, Robert A. Hamwee, Richard M. Hayden, Thomas V. Inglesby, Matthew C. Kaufman, Sanjay H. Patel and Christine K. Vanden Beukel

By: /s/ Matthew C. Kaufman
             as Attorney-in-Fact*

By: /s/ Matthew C. Kaufman
as Attorney-in-Fact*

*Attorneys-in-Fact under Power of Attorney dated January 4, 2002 as filed with the SEC as Exhibit 7(L) to the Schedule 13D/A for Moore Corporation Limited filed by Greenwich Street Capital Partners II, L.P. et al. on January 7, 2002.

Andrew Wagner

By: /s/ Andrew Wagner